Exhibit 12.0
COOPER INDUSTRIES PLC
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollar Amounts in Thousands)
(Unaudited)

	Year Ended December 31,
	2010	2009	2008	2007	2006
Interest Expense	$51,450	$64,200	$70,400	$51,000	$51,500
Estimated Interest Portion of Rent Expense	14,800	14,284	14,058	12,132	10,168

Fixed Charges	$66,250	$78,484	$84,458	$63,132	$61,668

Income From Continuing Operations Before Income Taxes	$530,100	$482,700	$807,200	$826,200	$647,700
Add: Fixed Charges	66,250	78,484	84,458	63,132	61,668
Less: Equity in (Earnings) Losses of Equity Investees	(22,768)	—	7,765	(265)	(724)

Earnings Before Fixed Charges	$573,582	$561,184	$899,423	$889,067	$708,644

Ratio of Earnings to Fixed Charges	8.7X	7.2X	10.6x	14.1x	11.5x